     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2002



                                                      REGISTRATION NO. 333-90058

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              THE SHAW GROUP INC.
             (Exact name of registrant as specified in its charter)

                  LOUISIANA                                      72-1106167
       (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                      Identification No.)

                                4171 ESSEN LANE
                             BATON ROUGE, LA 70809
                                 (225) 932-2500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                GARY P. GRAPHIA,
                         SECRETARY AND GENERAL COUNSEL
                                4171 ESSEN LANE
                             BATON ROUGE, LA 70809
                                 (225) 932-2500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    COPY TO:

                                DAVID P. OELMAN
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                               1001 FANNIN STREET
                           HOUSTON, TEXAS 77002-6760
                                 (713) 758-2222
                              (713) 758-2346 (FAX)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earliest effective registration statement for the effective offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDER MAY NOT SELL SECURITIES UNTIL THE REGISTRATION STATEMENT RELATING TO THESE SECURITIES FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SECURITIES OR AN OFFER TO BUY THE SECURITIES NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JULY 17, 2002


PROSPECTUS

                                1,671,336 SHARES

                           [THE SHAW GROUP INC. LOGO]

                                  COMMON STOCK

                             ---------------------


     The shares of Shaw common stock trade on the New York Stock Exchange under the symbol "SGR." On July 15, 2002, the last sale price of the shares as reported on the New York Stock Exchange was $27.00 per share.



     This prospectus relates to the offer and sale from time to time of up to 1,671,336 shares of our common stock for the account of The IT Group, Inc. We issued these shares in connection with our acquisition of substantially all of the assets of The IT Group, Inc. in May 2002. We will not receive any of the proceeds from the sale of shares by the selling shareholder.



     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.


                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


                     This prospectus is dated July 17, 2002

                               TABLE OF CONTENTS


About This Prospectus.......................................    i
Where You Can Find More Information.........................    i
The Company.................................................    1
Risk Factors................................................    3
Special Note Regarding Forward-Looking Statements...........   12
Use Of Proceeds.............................................   13
Description Of Capital Stock................................   13
Selling Shareholder.........................................   19
Plan Of Distribution........................................   21
Legal Matters...............................................   23
Experts.....................................................   23


                             ABOUT THIS PROSPECTUS

     This prospectus constitutes part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933 utilizing the "shelf" registration or continuous offering process. It omits some of the information contained in the registration statement, and reference is made to the registration statement for further information with respect to us and our securities that are being offered by the selling shareholder. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the document filed.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholder will not offer these securities in any jurisdiction where such issuance is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the cover page or earlier dates as specified herein. Our business, financial condition, results of operations and prospects may have changed since those dates.

     This prospectus provides you with a general description of the common stock that will be issued pursuant to this prospectus. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC (File No. 1-12227). You may read and copy any documents that are filed at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

     Our filings are also available to the public through:

     - the SEC web site at http://www.sec.gov; and

     - The New York Stock Exchange
       20 Broad Street
       New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until the sale of all shares covered by this prospectus:

     - Our Annual Report on Form 10-K for the fiscal year ended August 31, 2001;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2001;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2002;


     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002;


     - Our Current Report on Form 8-K filed with the SEC on January 16, 2002;

     - Our Current Report on Form 8-K filed with the SEC on January 29, 2002;

     - Our Current Report on Form 8-K filed with the SEC on April 23, 2002;


     - Our Current Report on Form 8-K filed with the SEC on May 16, 2002, as amended by our Current Report on Form 8-K/A filed with the SEC on July 12, 2002;



     - Our Current Report on Form 8-K filed with the SEC on June 21, 2002;



     - Our Current Report on Form 8-K filed with the SEC on June 26, 2002;



     - Our Current Report on Form 8-K filed with the SEC on June 27, 2002;



     - The description of our common stock contained in our Form 8-A dated September 26, 1996, including any amendment to that Form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock; and


     - The description of the Series A Senior Participating Preferred Stock Purchase Rights with respect to our common stock contained in our Form 8-A dated July 30, 2001.

     In addition, all Exchange Act filings made by us after the date of the initial filing of this registration statement and prior to its effectiveness shall be deemed to be incorporated by reference into the prospectus included in this registration statement.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address or phone number:

        The Shaw Group Inc.
        4171 Essen Lane
        Baton Rouge, Louisiana 70809
        (225) 932-2500

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                                  THE COMPANY


     We are the world's only vertically-integrated provider of complete piping systems and comprehensive engineering, procurement and construction services to the power generation industry. While approximately 48% of our backlog at May 31, 2002 was attributable to the power generation industry, we also do work in the process industries and, with the acquisition of substantially all the assets of The IT Group, Inc., have significantly enhanced our capabilities in the environmental and infrastructure industries.



     We were founded in 1987 and have expanded rapidly through internal growth and the completion and integration of a series of strategic acquisitions. Our fiscal 2001 revenues were approximately $1.5 billion and our backlog at May 31, 2002 was approximately $6.1 billion. We currently have offices and operations in North America, South America, Europe, the Middle East and Asia-Pacific and have approximately 20,000 employees.


     Our principal executive offices are located at 4171 Essen Lane, Baton Rouge, Louisiana 70809, and our telephone number there is (225) 932-2500.

     Additional information concerning us and our subsidiaries and affiliates is included in our reports and other documents incorporated by reference in this prospectus. See "Where You Can Find More Information."

                              RECENT DEVELOPMENTS


     Effective as of May 3, 2002, we purchased substantially all of the assets of The IT Group, Inc. and its subsidiaries, other than Beneco Enterprises, Inc., which is subject to a separate bankruptcy case. The purchase price for the acquisition was approximately $52.5 million in cash, 1,671,336 shares of our common stock (the value of this stock was approximately $52.5 million at closing) and transaction costs of approximately $10 million. In addition, we previously provided IT Group with debtor-in-possession financing in connection with IT Group's Chapter 11 bankruptcy reorganization proceedings. As part of the closing, we assumed the outstanding balance of this debtor-in-possession financing, which, at the closing, was approximately $50 million. The assets acquired include, among other things, certain contracts in progress, accounts receivable, equipment and certain real property. In connection with the acquisition of these assets, we assumed certain liabilities of IT Group, including (i) obligations of IT Group arising out of performance of contracts assumed by us on and after the closing; (ii) certain unpaid accounts payable; and (iii) the other liabilities specifically described in our purchase agreement with IT Group.



     In a separate transaction, on June 15, 2002, we acquired substantially all of the assets and assumed certain liabilities of Beneco Enterprises, Inc., a subsidiary of IT Group. The Beneco acquisition was completed as part of a separate Chapter 11 bankruptcy reorganization proceeding solely for Beneco. The purchase price for the Beneco acquisition was cash of approximately $650,000, our assumption of the outstanding balance (approximately $1.6 million) of debtor-in-possession financing that we had previously provided to Beneco and transaction costs of approximately $1.0 million.



     In conjunction with the acquisitions of IT Group and Beneco, we entered into agreements with two surety companies. In exchange for our agreement to complete certain of the bonded contracts of IT Group and Beneco, the sureties
(i) paid us approximately $13.5 million in cash and (ii) assigned to us their rights to debtor-in-possession financing of approximately $20 million which the sureties had previously provided to Beneco as part of Beneco's bankruptcy proceedings. Of the approximately $13.5 million in cash received from the sureties, approximately $10.2 million was allocated to the IT Group purchase price and approximately $3.3 million was allocated to the Beneco purchase price. These amounts were reflected as reductions from the respective purchase prices.


     The sale of the assets of IT Group and its subsidiaries to us was approved by the United States Bankruptcy Court for the District of Delaware in IT Group's Chapter 11 bankruptcy reorganization proceedings on April 25, 2002. Our acquisition of the assets of IT Group was made pursuant to an asset purchase agreement dated as of January 23, 2002 (as amended), a copy of which is attached as an exhibit to our current report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2002. We filed an amended current report on Form 8-K/A on July 12, 2002 with historical financial statements and related notes for IT Group as well as pro forma financial information for us, giving effect to our acquisition of the assets of IT Group and Beneco.


     We entered into a registration rights agreement with IT Group providing for certain registration and other obligations on our part with respect to our common stock issued to IT Group as part of the purchase price. This prospectus is contained in a registration statement we filed pursuant to these obligations.


     For the past 76 years, IT Group (including Beneco) has addressed the infrastructure and environmental needs of both private and public sector clients as a leading provider of diversified services, including environmental, engineering, facilities management, construction, emergency response, remediation and information management. Prior to closing our acquisition of the assets of IT Group, IT Group had more than 5,000 employees worldwide. Beneco's primary business was facilities management for governmental and military facilities. We currently plan to continue to use the assets acquired from IT Group and Beneco in substantially the same businesses in which they were used prior to the acquisitions.

                                  RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus (including the documents incorporated by reference), particularly the risk factors set forth below before investing in shares of our common stock.

RISKS RELATING TO OUR BUSINESS

  DEMAND FOR OUR PRODUCTS AND SERVICES IS CYCLICAL AND VULNERABLE TO DOWNTURNS IN THE POWER GENERATION AND OTHER INDUSTRIES TO WHICH WE MARKET OUR PRODUCTS AND SERVICES.


     The demand for our products and services depends on the existence of engineering, construction and maintenance projects, particularly in the power generation industry, which accounted for approximately 48% of our backlog as of May 31, 2002. We also depend to a lesser extent on conditions in the petrochemical, chemical, environmental, infrastructure and refining industries. These industries historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the domestic and international economies. Our results of operations have varied and may continue to vary depending on the demand for future projects from these industries. In fiscal 2002, there has been a slowdown in construction activity and new construction awards for power generation projects, primarily as a result of less activity by certain independent power producers who have encountered financing and liquidity problems. Additionally, the planning for new projects by the power generation industry has been affected by recent economic forecasts which indicate the possibility that growth rates in the United States may be less than previously anticipated. We can provide no assurance as to future demand for new power generation projects.


  THE DOLLAR AMOUNT OF OUR BACKLOG, AS STATED AT ANY GIVEN TIME, IS NOT NECESSARILY INDICATIVE OF OUR FUTURE EARNINGS.

     We cannot assure you that the revenues projected in our backlog will be realized, or if realized, will result in profits. To the extent that we experience significant terminations, suspensions or adjustments in the scope of our projects as reflected in our backlog contracts, we could be materially adversely affected.

     We define our backlog as a "working backlog" which includes projects for which we have received a commitment from our customers. This commitment takes the form of a written contract for a specific project, a purchase order or an indication of the amount of time or material we need to make available for a customer's anticipated project. In certain instances, the engagement is for a particular product or project for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time. Our backlog for maintenance work is derived from maintenance contracts and our customers' historic maintenance requirements.

     We also include in backlog commitments from certain individual customers who have committed to more than one significant EPC project and other customers who have committed to multi-year orders for piping or maintenance services. We cannot be assured that the customers will complete all of these projects or that the projects will be performed in the currently anticipated time-frame.

     On occasion, customers will cancel or delay projects for reasons beyond our control. In the event of project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition, projects may remain in our backlog for extended periods of time. If we were to experience significant cancellations or delays of projects in our backlog, our financial condition would be significantly adversely affected.

  DIFFICULTIES INTEGRATING OUR ACQUISITION OF THE ASSETS OF IT GROUP AND OTHER ACQUISITIONS COULD ADVERSELY AFFECT US.

     The IT Group acquisition represents a significant acquisition for us, and many of the assets acquired represent an expansion of our traditional lines of business. The IT Group acquisition also brings us into businesses we have not previously conducted and exposes us to additional business risks that are different than those we have traditionally experienced. In addition, we have and may continue to acquire other new businesses. As a result, we may encounter difficulties integrating the IT Group acquisition and our other acquisitions and successfully managing the rapid growth we expect to experience from these acquisitions. To the extent we encounter problems in integrating the IT Group acquisition and any other acquisitions, we could be materially adversely affected. We plan to pursue select acquisitions in the future. Because we may pursue acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and operational and management oversight.

  WE MAY NOT RECEIVE THE ECONOMIC BENEFITS EXPECTED FROM ENTERGYSHAW.

     On September 18, 2000, we executed a definitive agreement with Entergy Corporation governing the parties' relationship with respect to EntergyShaw, the equally-owned, jointly-managed company, formed by the parties on August 30, 2000. EntergyShaw's initial focus is the construction of power plants in North America and Europe for Entergy's unregulated wholesale operations relating to the installation of turbines that Entergy has previously ordered for these plants. While we believe that EntergyShaw will manage the construction of most of such power plants, we can provide no assurances regarding the number of future power plant construction projects that Entergy will actually commence, or the number of turbines (specifically those previously ordered by Entergy) that Entergy will actually dedicate to any such future projects. During fiscal 2001, EntergyShaw and the Company began work on two projects for Entergy which will have a total of six turbines. We expect to provide the engineering, procurement, construction and pipe fabrication services for substantially all of EntergyShaw's power generation projects. We can provide no assurance as to the number of such additional projects as will be ultimately undertaken, if any. Under the terms of the joint venture, we must offer EntergyShaw a right of first refusal on opportunities to provide fully bundled engineering, procurement and construction opportunities that it receives after December 31, 2000.

  THE NATURE OF OUR FIXED PRICE, LUMP-SUM OR UNIT PRICE CONTRACTS COULD ADVERSELY AFFECT US.

     We enter into fixed price, lump-sum or unit price contracts on a significant number of our domestic piping contracts and substantially all of our international piping projects. In addition, a number of the contracts we assumed in our July 24, 2000 acquisition of substantially all of the assets of Stone & Webster were fixed price or lump-sum contracts, and we may continue to enter into these types of contracts in the future. Under fixed, maximum or unit price contracts, we agree to perform the contract for a fixed price and, as a result, benefit from costs savings, but are unable to recover for any cost overruns. Under fixed price incentive contracts, we share with the customer any savings up to a negotiated or target ceiling. When costs exceed the negotiated ceiling price, we may be required to reduce our fee or to absorb some or all of the cost overruns. Contract prices are established based in part on cost estimates which are subject to a number of assumptions, such as assumptions regarding future economic conditions. If these estimates prove inaccurate or circumstances change, cost overruns having a material adverse effect on our business and results of our operations could occur. Our profit for these projects could decrease or we could experience losses if we are unable to secure fixed pricing commitments from our suppliers at the time the contracts are entered into or if we experience cost increases for material or labor during the performance of the contracts.


  WE ARE SUBJECT TO THE RISKS ASSOCIATED WITH BEING A GOVERNMENT CONTRACTOR, PARTICULARLY DUE TO OUR ACQUISITIONS OF THE ASSETS OF IT GROUP AND BENECO.


     We enter into contractual agreements with customers for some of our engineering, procurement and construction services to be performed based on agreed upon reimbursable costs and labor rates. Some of these contracts provide for the customer's review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in proposed reductions in reimbursable costs and labor rates previously billed to the customer.

     In addition, as a result of our acquisitions of the assets of IT Group and Beneco, we are now a major provider of services to governmental agencies. As a major provider of these services, we face the risks associated with government contracting. For example, a reduction in spending by federal government agencies could limit the continued funding of our existing contracts with these agencies and could limit our ability to obtain additional contracts, which could have a material adverse effect on our business. The risks of government contracting also include the risk of civil and criminal fines and penalties for violations of applicable regulations and the risk of public scrutiny of our performance at high profile sites.


     As a result of our government contracting business, we have been, are and will be in the future, the subject of audits by the Defense Contract Audit Agency ("DCAA"). Additionally, we have been and may in the future be, the subject of investigations by governmental agencies such as the EPA's Office of Inspector General ("EPAOIG"). During the course of an audit, the DCAA may disallow costs if it determines that we improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Under the type of "cost reimbursable" government contracts that we typically perform, only those costs that are reasonable, allocable and allowable are recoverable under the Federal Acquisition Regulations and Cost Accounting Standards.

     In addition, the failure to comply with the terms of one or more of our government contracts could result in our suspension or debarment from future government contract projects for a significant period of time. This could result in a material adverse effect on our business.


  ACTUAL RESULTS COULD DIFFER FROM THE ESTIMATES AND ASSUMPTIONS USED TO PREPARE OUR FINANCIAL STATEMENTS.


     In order to prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of assets and liabilities and revenues and expenses, and disclosures of contingent assets and liabilities and revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates by management include (i) contract expenses and profits and application of percentage of completion accounting; (ii) recoverability of inventory and application of lower of cost or market accounting; (iii) provisions for uncollectible receivables and customer claims; (iv) provisions for income taxes and related valuation allowances; (v) recoverability of net goodwill; (vi) recoverability of other intangibles and related amortization; and (vii) accruals for estimated liabilities, including litigation and insurance reserves. Actual results could differ from those estimates.

  OUR RESULTS OF OPERATIONS DEPEND ON OUR ABILITY TO OBTAIN FUTURE CONTRACTS.

     In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. In addition, timing of receipt of revenues from our projects can be affected by a number of factors beyond our control, including unavoidable delays from weather conditions, unavailability of material and equipment from vendors, changes in the scope of services requested by clients, or labor disruptions. The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than called for under existing contracts in anticipation of future workforce needs under expected contract awards. If an expected contract award is delayed or not received, we would incur costs that could have a material adverse effect on us.

     Projects in the industries in which we provide products and services frequently involve a lengthy and complex bidding and selection process. Because a significant portion of our sales are generated from large projects, our results of operations can fluctuate from quarter to quarter. Our significant customers vary between years. The loss of any one or more of our key customers could have a material adverse impact on us.

  POLITICAL AND ECONOMIC CONDITIONS IN FOREIGN COUNTRIES IN WHICH WE OPERATE COULD ADVERSELY AFFECT US.

     A significant portion of our sales is attributable to projects in international markets. We expect international sales and operations to continue to contribute materially to our growth and earnings for the foreseeable future. International contracts, operations and expansion expose us to risks inherent in doing business outside the United States, including:

     - uncertain economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;

     - the lack of well-developed legal systems in some countries in which we operate and sell products and services, which could make it difficult for us to enforce our contractual rights;

     - expropriation of property;

     - restrictions on the right to convert or repatriate currency; and

     - political risks, including risks of loss due to civil strife, acts of war, guerrilla activities and insurrection.

  FOREIGN EXCHANGE RISKS MAY AFFECT OUR ABILITY TO REALIZE A PROFIT FROM CERTAIN PROJECTS.


     While we attempt to denominate our contracts in United States dollars, from time to time we enter into contracts denominated in a foreign currency without escalation provisions. This practice subjects us to foreign exchange risks. In addition, to the extent contract revenues are denominated in a currency different than the contract costs, we increase our foreign exchange risks. We attempt to minimize our exposure from foreign exchange risks by obtaining escalation provisions or matching the contract revenue currency with the contract costs currency. Foreign exchange controls may also adversely affect us. For instance, prior to the lifting of foreign exchange controls in Venezuela in November 1995, foreign exchange controls adversely affected our ability to repatriate profits from our Venezuelan subsidiary or otherwise convert local currency into United States dollars. We generally do not obtain insurance for or hedge against foreign exchange risks for a material portion of our contracts. In addition, our ability to obtain international contracts is impacted by the relative strength or weakness of the United States dollar relative to foreign currencies.


  FAILURE TO MEET SCHEDULE OR PERFORMANCE REQUIREMENTS OF OUR CONTRACTS COULD ADVERSELY AFFECT US.

     In certain circumstances, we guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs and the amount of such additional costs could exceed project profit margins. Performance problems for existing and future contracts, whether fixed, maximum or unit priced, could cause actual results of operations to differ materially from those anticipated by us.

  A DEPENDENCE ON ONE OR A FEW CLIENTS COULD ADVERSELY AFFECT US.

     Due to the size of many engineering and construction projects, one or a few clients have in the past and may in the future contribute a substantial portion of our consolidated revenues in any one year, or over a period of several consecutive years. For example, our backlog frequently reflects multi-projects for individual clients and therefore, one major customer may comprise a significant percentage of backlog at a point in time.

     We have a contract with a major manufacturer of gas turbines to fabricate at least 90% of the pipe necessary to install the combined-cycle gas turbines to be built by this manufacturer domestically through 2004, and the relationship with the turbine manufacturer has assisted us in obtaining other work scopes, such as engineering, procurement, or construction associated with the projects for which the turbines are being manufactured.

     Additionally, we have long-standing relationships with many significant customers, including customers with whom we have alliance agreements, that have preferred pricing arrangements; however, our contracts with them are on a project by project basis and they may unilaterally reduce or discontinue their purchases at any time.

     The loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

  OUR DEPENDENCE ON A FEW SUPPLIERS AND SUBCONTRACTORS COULD ADVERSELY AFFECT
  US.

     The principal raw materials in our piping systems business are carbon steel, stainless steel and other alloy piping, which we obtain from a number of domestic and foreign primary steel producers. In our engineering, procurement and construction services, we rely on third-party equipment manufacturers or materials suppliers as well as third-party sub-contractors to complete our projects. To the extent that we cannot engage sub-contractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. To the extent the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for lump-sum work, we could experience losses in the performance of these contracts. In addition, if a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the materials were needed.

  OUR PROJECTS EXPOSE US TO POTENTIAL PROFESSIONAL LIABILITY, PRODUCT LIABILITY, OR WARRANTY AND OTHER CLAIMS.

     We engineer and construct, and our products typically are installed in, large industrial facilities in which system failures can be disastrous. Any catastrophic occurrence in excess of insurance limits at locations engineered or constructed by us or where our products are installed could result in significant professional liability, product liability and/or warranty and other claims against us. In addition, under some of our contracts, we must use new metals or processes for producing or fabricating pipe for our customers. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs.

     Further, the engineering and construction projects we are performing expose us to additional risks including cost overruns, equipment failures, personal injuries, property damage, shortages of materials and labor, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems. In addition, once our construction is complete, we may face claims with respect to the performances of these facilities.

  OUR ENVIRONMENTAL/INFRASTRUCTURE OPERATIONS, WHICH WILL INCREASE SUBSTANTIALLY AS A RESULT OF OUR ACQUISITION OF THE ASSETS OF IT GROUP, MAY SUBJECT US TO POTENTIAL LIABILITY.


     With respect to our environmental/infrastructure division, many potential customers, particularly in connection with projects involving large scale cleanups, try to shift to contractors the risk of completing the project if the contamination is either more extensive or difficult to resolve than they anticipated. In this competitive market, customers increasingly try to pressure contractors to accept greater risks of performance, liability for damage or injury to third parties or property and liability for fines and penalties. In the past, IT Group was involved in claims and litigation involving disputes over such issues, and, as a result of our acquisition of the assets of IT Group and our other acquisitions, we may be involved in similar claims and litigation in the future.


     Environmental management contractors also potentially face liabilities to third parties for property damage or personal injury stemming from a release of toxic substances resulting from a project performed for customers. These liabilities could arise long after completion of a project.

     Over the past several years, the EPA and other federal agencies have constricted significantly the circumstances under which they will indemnify their contractors against liabilities incurred in connection with CERCLA projects.

  THE INDEMNIFICATION PROVISIONS OF OUR ACQUISITION AGREEMENTS MAY NOT FULLY PROTECT US AND MAY RESULT IN UNEXPECTED LIABILITIES.

     Some of the former owners of companies we have acquired are contractually required to indemnify us against liabilities related to the operation of their companies before we acquired them and for misrepresentations made by them in connection with the acquisitions. In some cases, these former owners may not have the financial ability to meet their indemnification responsibilities. If this occurs, we may incur unexpected liabilities.

  OUR COMPETITORS MAY HAVE GREATER RESOURCES AND EXPERIENCE THAN WE DO.

     In our engineering, procurement and construction business, we have numerous regional, national, and international competitors, many of which have greater financial and other resources than we do. Our competitors include well-established, well-financed concerns, both privately and publicly held, including many major power equipment manufacturers and engineering and construction companies, some engineering companies, internal engineering departments at utilities and certain of our customers. Because we are primarily a service organization, we compete by providing services of the highest quality. The markets we serve require substantial resources and particularly highly skilled and experienced technical personnel.

     In pipe engineering and fabrication, competition on a domestic and international level is substantial. In the United States, there are a number of smaller pipe fabricators. Internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do.

  A FAILURE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD HAVE AN ADVERSE EFFECT ON US.

     Our ability to attract and retain qualified engineers, scientists and other professional personnel, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain such professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers in our pipe fabrication business. Demand for these workers can at times be high and the supply extremely limited.

  TERRORISTS' ACTIONS HAVE AND COULD NEGATIVELY IMPACT THE U.S. ECONOMY AND OUR MARKETS.

     Terrorist attacks, such as those that occurred on September 11, 2001, have contributed to economic instability in the United States and further acts of terrorism, violence or war could affect the markets in which we operate, our business operations, and expectations, and other forward-looking statements in this Prospectus.

     The terrorist attacks on September 11, 2001 have also caused instability in the world's markets. There can be no assurance that the current armed hostilities will not increase or that these terrorist attacks, or responses from the United States will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could impact our domestic or international sales, our supply chain, our production capability, and our ability to deliver our products and services to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business.

  ENVIRONMENTAL FACTORS AND CHANGES IN LAWS AND REGULATIONS COULD INCREASE OUR COSTS AND LIABILITIES.

     We are subject to environmental laws and regulations, including those concerning:

     - emissions into the air;

     - discharges into waterways;

     - generation, storage, handling, treatment and disposal of waste materials; and

     - health and safety.

     Our projects often involve nuclear, hazardous and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of federal, state or local statutes, and result in criminal and/or civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny the issuance or renewal of operating permits, for failure to comply with applicable laws and regulations.

     In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended and comparable state laws, we may be required to investigate and remediate hazardous substances. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis of allocation. The principal federal environmental legislation affecting our environmental/infrastructure division and its clients include: the National Environmental Policy Act of 1969 ("NEPA"), the Resource Conservation and Recovery Act of 1976 ("RCRA"), the Clean Air Act, the Federal Water Pollution Control Act and the Superfund Amendments and Reauthorization Act of 1986 ("SARA"). Our foreign operations are also subject to various requirements governing environmental protection.

     Companies that are subject to environmental liabilities have also sought to expand the reach of CERCLA, RCRA and similar state statutes to make contractor firms responsible for cleanup costs. These companies claim that environmental contractors are owners or operators of hazardous waste facilities or that they arranged for treatment, transportation or disposal of hazardous substances. If we are held responsible under CERCLA or RCRA for damages caused while performing services or otherwise, we may be forced to bear this liability by ourselves, notwithstanding the potential availability of contribution or indemnification from other parties. Further, some of our businesses involves the operation and/or purchase and redevelopment of environmentally impaired property. As the owner or operator of such properties, we may be required to clean up all contamination at these sites, even if we did not place it there. We use insurance and other risk mitigation techniques to manage these risks but we cannot guarantee the adequacy of those measures.

     The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We have not conducted environmental audits of many of our properties, including the assets we acquired in connection with the July 2000 Stone & Webster acquisition. We cannot give any assurance that our operations will continue to comply with future laws and regulations or that these laws and regulations will not significantly adversely affect us.

  WE ARE EXPOSED TO CERTAIN RISKS ASSOCIATED WITH OUR LIABILITY TRANSFER
  BUSINESS

     Certain subsidiaries within our environmental/infrastructure division are engaged in activities which may involve assumption of a client's environmental remediation obligations and potential claim obligations. These risks are mitigated through environmental due diligence, liability protection provisions of federal laws such as the Brownsfield Revitalization Act and similar state laws, the purchase of environmental and cost cap insurance coverage or other risk management products. Although we believe our risk management strategies and these products and laws adequately protect us against these obligations, we can provide no assurance that they will do so in all circumstances.

  IF WE HAVE TO WRITE-OFF A SIGNIFICANT AMOUNT OF INTANGIBLE ASSETS, OUR EARNINGS WILL BE NEGATIVELY IMPACTED.


     Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $447 million as of May 31, 2002. If we make additional acquisitions, it is likely that additional intangible assets will be recorded on our books. A determination that a significant impairment in value of our unamortized intangible assets has occurred would require us to write-off a substantial portion of our assets. This write-off would negatively affect our earnings.


  WE ARE AND WILL CONTINUE TO BE INVOLVED IN LITIGATION.

     We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occur in connection with services performed relating to project or construction sites. Such contractual disputes normally involve claims relating to the performance of equipment design or other engineering services or project construction services provided by our subsidiaries.

     While we did not assume possible liabilities relating to environmental pollution in connection with the Stone & Webster acquisition, a federal, state or local governmental authority may seek redress from us or our subsidiaries and we may be named as a Potentially Responsible Party in an action by such governmental authority. While we would vigorously contest any attempt to make us responsible for unassumed environmental liabilities, there can be no assurance that we will not be held liable in connection with such matters in amounts that would have a material adverse effect on our business and results of operations.

  ADVERSE EVENTS COULD NEGATIVELY AFFECT OUR LIQUIDITY POSITION.

     We operate in an environment in which we could be required to utilize large sums of working capital, sometimes on short notice and sometimes without the ability to recover the expenditures (as has been the experience of certain of our competitors). Circumstances or events which could create large cash outflows include loss contracts, environmental liabilities, litigation risks, unexpected costs or losses resulting from acquisitions, contract initiation or completion delays, political conditions, customer payment problems, foreign exchange risks, professional and product liability claims, cash repurchases of our Liquid Yield Option(TM) Notes due 2021 ("LYONs"), etc. Although we attempt to mitigate our risks, we cannot provide assurance that we will have sufficient liquidity or the credit capacity to meet all our cash needs if we encounter significant unforeseen working capital requirements which could result from these or other factors.

     Insufficient liquidity could have important consequences to us. For example, we could

     - experience difficulty in financing future acquisitions and/or our continuing operations;

     - be required to dedicate a substantial portion of our cash flows from operations to the repayment of our debt and the interest associated with our debt;

     - have less operating flexibility due to restrictions which could be imposed by our creditors, including restrictions on incurring additional debt, creating liens on our properties and paying dividends;

     - have less success in obtaining new work if our sureties and/or our lenders were to limit our ability to provide new performance bonds or letters of credit for our projects; and

     - incur increased lending fees, costs and interest rates.

All or any of these matters could place us at a competitive disadvantage compared with competitors with more liquidity and could have a negative impact upon our financial condition and results of operations.

  WORK STOPPAGES AND OTHER LABOR PROBLEMS COULD ADVERSELY AFFECT US.

     Some of our employees in the United States and abroad may be represented by labor unions. We experienced a strike, without material impact on pipe production, by union members in February 1997 relating to the termination of collective bargaining agreements covering our pipe facilities in Walker and Prairieville, Louisiana. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. From time to time we have also experienced attempts to unionize our non-union shops. While these efforts have achieved limited success to date, we cannot give any assurance that we will not experience additional union activity in the future.

  CHANGES IN TECHNOLOGY COULD ADVERSELY AFFECT US AND OUR COMPETITORS MAY DEVELOP OR OTHERWISE ACQUIRE EQUIVALENT OR SUPERIOR TECHNOLOGY.

     We believe that our Stone & Webster subsidiary has a leading position in technologies for the design and construction of ethylene plants. We protect our position through patent registrations, license restrictions, and a research and development program; however, it is possible that others may develop competing processes, which could negatively affect our market position.

     Additionally, we have developed construction and power generation software, which we feel provide competitive advantages. The advantages currently provided by this software could be at risk if competitors were to develop superior or comparable technologies.

     Our induction pipe bending technology and capabilities favorably influence our ability to compete successfully. Currently this technology and its proprietary software are not patented. While we have some legal protections against the dissemination of this know-how (including non-disclosure and confidentiality agreements), our efforts to prevent others from using our technology could be time-consuming, expensive and ultimately may be unsuccessful or only partially successful. Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technology.

  OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT, INCLUDING J.M. BERNHARD, JR.

     Our success is dependent upon the continued services of J. M. Bernhard, Jr., our founder, Chairman, President and Chief Executive Officer, and other key officers. The loss of Mr. Bernhard or other key officers could adversely affect us. We do not maintain key employee insurance on any of our executive officers.

RISKS RELATING TO OUR EQUITY SECURITIES

  THE MARKET PRICE OF OUR COMMON STOCK COULD CHANGE SIGNIFICANTLY.

     The market prices of our common stock may change significantly in response to various factors or events, including the following:

     - the other risks described in this prospectus, including changing demand for our products and services;

     - a shortfall in operating revenue or net income from that expected by securities analysts and investors;

     - changes in securities analysts' estimates of the financial performance of ourself or our competitors or the financial performance of companies in our industry generally;

     - general conditions in our industry;

     - general conditions in the securities markets;

     - issuance of a significant number of shares upon exercise of employee stock options or upon conversion of the LYONs; and

     - issuance of shares of common stock to fund repurchases by us of the LYONs.

Many of these factors are beyond our control.


  PROVISIONS IN OUR ARTICLES OF INCORPORATION AND BY-LAWS AND RIGHTS AGREEMENT COULD MAKE IT MORE DIFFICULT TO ACQUIRE US AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.



     Our Articles of Incorporation and By-laws contain certain provisions, such as a provision establishing a classified board of directors (in the event the entire board of directors is increased to twelve or more members), provisions entitling holders of shares of common stock that have been beneficially owned for four years or more to five votes per share, a provision prohibiting shareholders from calling special meetings, a provision requiring super majority voting (75% of the outstanding voting power) to approve certain business combinations and provisions authorizing the Board of Directors to issue up to 20 million shares of preferred stock without approval of our shareholders. Also, we have adopted a rights plan which limits the ability of any person to acquire more than 15% of our common stock. These provisions could have the effect of delaying or preventing a change in control of us or the removal of management, of deterring potential acquirers from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for the common stock. Provisions of our rights agreement could also have the effect of deterring changes of control of us.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, and the documents incorporated herein by reference contain statements that constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this prospectus, as well as the documents incorporated in this prospectus by reference, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct. Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

     - the demand for additional power generation capacity and services is vulnerable to changes in the economy;

     - the dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future revenues or earnings;

     - the amount of business which will be awarded to us as a result of our relationships with certain key customers;

     - political and economic conditions in countries in which we operate could adversely affect us; and

     - our projects expose us to potential product liability and warranty claims, including liability for design failures and related environmental damages.

     - difficulties integrating our acquisition of IT Group and other acquisitions could adversely affect us.

     We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. See "Risk Factors."

                                USE OF PROCEEDS


     The shares of common stock are being offered by the selling shareholder. We will not receive any proceeds from the sale of our common stock by the selling shareholder. See "Selling Shareholder" and "Plan of Distribution."


                          DESCRIPTION OF CAPITAL STOCK


     As of May 23, 2002, our authorized capital stock was 220,000,000 shares. Those shares consisted of (a) 20,000,000 shares of preferred stock, no par value, none of which were outstanding; and (b) 200,000,000 shares of common stock, no par value, of which 41,888,127 shares were outstanding. In addition, at May 23, 2002, approximately 5,119,320 shares of common stock were reserved for issuance pursuant to our stock option plans, of which options to purchase 3,713,386 shares at a weighted average exercise price of $17.97 per share have been issued as of May 23, 2002. In addition, 6,556,052 shares of our common stock have been reserved for issuance in the event holders of our Liquid Yield Option(TM) Notes due 2021 (the "LYONs") convert their LYONs into shares of common stock. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our articles of incorporation and by-laws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.


COMMON STOCK

     Cumulative voting is prohibited in the election of directors. Our common stock is not redeemable, does not have any conversion rights and is not subject to call by us. Holders of our common stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by us. In addition to the voting rights described below, ownership of our common stock entitles holders to the right:

     - to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends; and

     - in the event of our liquidation, dissolution or winding up, to share equally and ratably in the assets available for distribution after payment of all liabilities and subject to any prior rights of any holders of preferred stock then outstanding.

     The shares of our common stock presently outstanding are fully paid and non-assessable. Our common stock trades on the New York Stock Exchange under the symbol "SGR."

     Each outstanding share of common stock for which there has been no change in beneficial ownership during the four years preceding the record date will entitle its holder to five votes on each matter properly submitted to our shareholders for their vote, waiver, release or other action. Holders of shares that have changed beneficial ownership within the four-year period will be entitled to only one vote per share. A change in beneficial ownership of an outstanding share of common stock is deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise, has or shares any of the following:

     - voting power, which includes, without limitation, the right to vote or the power to direct the voting power of the share of common stock;

     - investment power, which includes, without limitation, the power to direct the sale or other disposition of the share of common stock;

     - the right to receive or to retain the proceeds of any sale or other disposition of the share of common stock; or

     - the right to receive or to retain any distributions, including, without limitation, cash dividends, in respect of the share of common stock.

     Applying the general rules set forth above, the following events or conditions are specifically deemed to involve a change in beneficial ownership of a share of common stock:

     - in the absence of proof to the contrary provided in accordance with procedures set forth below, an outstanding share of common stock is transferred of record into the name of any other person, or upon the issuance of shares in a public offering;

     - in the case of an outstanding share of common stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established according to the procedures set forth below that there has been no change in the person or persons who direct the exercise of the rights referred to in the preceding set of bullet points with respect to the outstanding share of common stock during the four years immediately preceding the record date;

     - in the case of an outstanding share of common stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, there is a change in the beneficiary of the trust, the principal of the agent, the ward of the guardian, the minor for whom the custodian is acting or a change in the trustee, agent, guardian or custodian; or

     - in the case of outstanding shares of common stock beneficially owned by a person or group of persons, who, after acquiring, directly or indirectly, the beneficial ownership of five percent of the outstanding shares of common stock, fails to notify us of the person's or group's ownership within ten days after the acquisition.

     Contrary provisions in our articles of incorporation aside, no change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred solely as a result of:

     - any transfer without valuable consideration, including, without limitation, transfers effected by:

      - bequest or inheritance;

      - operation of law upon the death of an individual; or

      - other transfers without valuable consideration, such as gifts made in good faith and not for the purpose of circumventing provisions of our articles of incorporation;

     - any changes in the beneficiary of a trust, or any distribution of an outstanding share of common stock from the trust, by reason of the birth, death, marriage or divorce of any natural person;

     - the adoption of any natural person prior to the age of 18;

     - the passage of a given period of time;

     - the attainment by any natural person of a specific age;

     - the creation or termination of any guardianship or custodial arrangement;

     - any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of common stock if neither the successor has nor its predecessor had the power to vote or to dispose of the share of common stock without further instructions from others;

     - any change in the person to whom dividends or other distributions in respect of an outstanding share of common stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

     - any issuance of a share of common stock by us or any transfer by us of a share of common stock held in treasury other than in a public offering of the share, unless otherwise determined by the board of directors at the time of authorizing the issuance or transfer;

     - any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

     - any transfer, whether or not with consideration, among individuals related or formerly related by blood, marriage or adoption, defined as relatives, or between a relative and any person controlled by one or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

     - any appointment of a successor trustee as a result of the death of the predecessor trustee who was a natural person;

     - any appointment of a successor trustee who was specifically named in a trust instrument prior to the effective date of this offering; or

     - any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed, including in the percentage the appointment of the successor trustee, during the four-year period preceding the appointment of the successor trustee.

     All determinations concerning changes in beneficial ownership, or the absence of any change, are made by our board of directors or by a transfer agent for our common stock at our request. Written procedures designated to facilitate the determinations have been established and may be amended by our board of directors. These procedures should provide the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. We and any transfer agent will be entitled to rely on any information concerning beneficial ownership of the outstanding shares of our common stock coming to our attention from any source and in any manner reasonably deemed by us to be reliable. However, neither we nor any transfer agent will be charged with any other knowledge concerning the beneficial ownership of outstanding shares of our common stock.

     In the event of any stock split or stock dividend of our common stock, each share acquired by reason of the split or dividend will be deemed to have been beneficially owned by the same person from the acquisition date of the share from which it originated.

     Each outstanding share of our common stock, whether at any particular time the holder thereof is entitled to exercise five votes or one vote, shall be identical to all other shares of our common stock in all respects, and together the outstanding shares of common stock will constitute a single class of our shares.

PREFERRED STOCK

     Our board of directors is authorized to provide for the issuance of 20,000,000 shares of preferred stock in one or more series. Our board may, without any further vote or action by our shareholders, fix for any series the:

     - number of shares;

     - voting powers;

     - designations;

     - preferences; and

     - relative, participating, optional or other special rights and qualifications including:

      - dividend rights;

      - the dividend rate;

      - terms of redemption;

      - the redemption price or prices;

      - conversion rights; and

      - liquidation preferences.

     Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of a new series of preferred stock may adversely affect the rights of the holders of our common stock. For example, any new series of preferred stock issued will rank prior to our common stock as to dividend rights, liquidation preference or both and may be convertible into shares of common stock. As a result, the issuance of shares of a new series of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. Our board may issue preferred stock without shareholder approval and with voting or conversion rights that could adversely affect the voting power of holders of our common stock.

RIGHTS PLAN

     On July 9, 2001, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on July 31, 2001 to the shareholders of record on July 31, 2001.

     These rights, which are governed by a rights agreement dated July 9, 2001 between us and First Union National Bank, as rights agent, protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, the rights work by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our board. The rights should not interfere with any merger or other business combination approved by our board. The following is a summary description of the rights. The rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part and this summary is qualified by reference to specific terms of the rights agreement.

     The Rights. The rights will initially trade with, and will be inseparable from, the shares of common stock. The rights are evidenced only by certificates that represent shares of common stock. New rights will accompany any new shares of common stock we issue after July 31, 2001 until the distribution date described below.

     Exercise Price. Each right will allow its holder to purchase from us one one-hundredth of a share of our junior participating preferred stock for $170, once the rights become exercisable. This portion of a share of junior participating preferred stock will give the shareholder approximately the same dividend, voting and liquidation rights as would one share of common stock. Prior to exercise, the right does not give its holder any dividend, voting or liquidation rights.

     Exercisability.  The rights will not be exercisable until

     - 10 days after the public announcement that a person or group has become an acquiring person by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

     - 10 business days, or a later date determined by our board before any person or group becomes an acquiring person, after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an acquiring person.

     The date when the rights become exercisable is referred to as the distribution date. Until that date, the common stock certificates will also evidence the rights, and any transfer of shares of common stock will constitute a transfer of rights. After that date, the rights will separate from the common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of common stock. Any rights held by an acquiring person are void and may not be exercised.

     Our board may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock.

  CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON

     - Flip In. If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $170, purchase shares of our common stock with a market value of $340, based on the market price of the common stock prior to such acquisition;

     - Flip Over. If we are later acquired in a merger or similar transaction after the rights distribution date, all holders of rights except the acquiring person may, for $170, purchase shares of the acquiring corporation with a market value of $340 based on the market price of the acquiring corporation's stock, prior to such merger.

     Preferred Share Provisions. Each one one-hundredth of a preferred share, if issued:

     - will not be redeemable;

     - will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

     - will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater;

     - will have the same voting power as one share of common stock; and

     - if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

     The value of one one-hundredth interest in a preferred share should approximate the value of one share of common stock.


     Expiration.  The rights will expire on July 9, 2011.


     Redemption. Our board may authorize a redemption of the rights for $.01 per right at any time before any person or group becomes an acquiring person. If we redeem any rights, we must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

     Exchange. After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, we may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the acquiring person.

     Anti-Dilution Provisions. Our board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the preferred shares or common stock. No adjustments to the exercise price of less than 1% will be made.

     Amendments. The terms of the rights agreement may be amended by our board without the consent of the holders of the rights. However, our board may not amend the rights agreement to lower the threshold at which a person or group becomes an acquiring person to below 10% of our outstanding common stock. In addition, the board may not cause a person or group to become an acquiring person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an acquiring person, our board may not amend the agreement in a way that adversely affects holders of the rights.

LOUISIANA FAIR PRICE AND CONTROL ACQUISITION STATUTES

     Under Louisiana law, the acquisition of voting power, which is called a "control share acquisition," of an "issuing public corporation" that results in the purchaser acquiring voting power in excess of 20%, 33% or 51% of the total voting power of the issuing public corporation requires approval of a majority of the voting power of the issuing public corporation and each class entitled to vote separately on the proposal, excluding the shares of the acquiring person, any officer of the issuing public corporation and any employee of the issuing public corporation who is also a director of the corporation. Shares acquired in a control share acquisition without such approval will have no voting rights and under certain circumstances may be subject to redemption by the corporation. The restrictions imposed under the law are applicable to all Louisiana corporations that fall within the definition of an "issuing public corporation," as we do, unless the issuing public corporation's articles of incorporation or by-laws contain a provision expressly disclaiming them, which ours do not. Therefore, these restrictions contained in Louisiana law apply to us.

     In addition, if particular elections were to be made by our board of directors under the Louisiana Business Corporation Law, unless specified price and procedural requirements were met, business combinations involving us and any holder of 10% or more of our outstanding voting stock could be required to be approved by at least:

     - 80% of the votes entitled to be cast by holders of the outstanding voting stock; and

     - two-thirds of the votes entitled to be cast by holders of our voting stock other than the voting stock of the 10% holder.

     This provision could be regarded as a deterrent to a takeover of us and could be applied selectively by our board of directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our articles of incorporation contain provisions requiring the indemnification of our directors and officers to the fullest extent permitted by
Section 83 of the Louisiana Business Corporation Law, including circumstances in which indemnification is otherwise discretionary. In addition, we have entered into indemnification agreements with our directors and certain of our officers providing for indemnification of such officers and directors. We believe that these provisions and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CLASSIFIED BOARD OF DIRECTORS

     Our articles of incorporation provide that if the number of directors constituting our entire board of directors is increased to twelve or more members, then at the next meeting of our shareholders at which directors are to be elected, the board of directors will be divided into three classes, the members of which will serve staggered three-year terms. We believe that a classified board of directors could help to ensure the continuity and stability of our board and the business strategies and policies determined by them. The classified board provision, if implemented, could have the effect of making the removal of incumbent directors more time-consuming and could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though an attempt might be beneficial to us and our shareholders.

ADVANCE NOTICE PROVISIONS FOR PARTICULAR SHAREHOLDER ACTIONS

     Our by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our board or a committee thereof, of candidates for election as directors. This is called the "nomination procedure" with respect to the election of directors, or with respect to other matters to be brought before an annual meeting of our shareholders, the "business procedure."

     The nomination procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for our board of directors to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the election inspectors determine that a person was not nominated in accordance with the nomination procedure, the person will not be eligible for election as a director.

     Although our by-laws do not give our board any power to approve or disapprove shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an annual or any other meeting, our by-laws may:

     - have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; and

     - may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of the solicitation or the attempt might be beneficial to us and our shareholders.

     Under the business procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the chairman or other officer presiding at a meeting determines that an item of business was not properly brought before the meeting in accordance with the business procedure, then that item of business will not be conducted at the meeting.

SUPER MAJORITY PROVISIONS

     Our articles of incorporation contain provisions requiring the affirmative vote of the holders of at least 75% of the voting power of our capital stock to amend specific provisions of the articles, including provisions relating to the removal of directors.

     Our Articles of Incorporation require the approval of the holders of at least 75% of our outstanding shares of our common stock, not including shares held by a related person, to approve some business combinations and related transactions. The term "related person" includes any individual, corporation, partnership or other entity which owns beneficially, directly or indirectly, more than five percent of the outstanding shares of our common stock. The term "business combination" includes, among other things:

     - any merger or consolidation of us or a subsidiary of ours which constitutes more than 50% of our assets, other than a merger or consolidation which results in our voting securities outstanding immediately prior to the merger or consolidation continuing to represent more than 50% of the combined voting power of the voting securities of the surviving entity;

     - any sale, lease, exchange, transfer of other disposition of more than 50% of our assets;

     - any reclassification of our common stock; and

     - our liquidation or dissolution.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

                              SELLING SHAREHOLDER


     The shares of common stock being offered by The IT Group, Inc. pursuant to this prospectus were originally issued by us in connection our acquisition of substantially all the assets and the assumption of certain liabilities of The IT Group, Inc., a Delaware corporation and Debtor-in-Possession, and certain of its subsidiaries. The aggregate purchase price for this acquisition was $52,500,000 in cash and the 1,671,336 shares of our common stock offered hereby. In addition, we assumed the outstanding balance of IT Group's debtor-in-possession financing, which, at closing, was approximately $50 million. In order to induce the sellers to enter into a purchase agreement with respect to this transaction, we agreed to provide certain registration rights applicable to the shares issued by us in connection with the acquisition. All expenses incurred in connection with the registration of shares of common stock offered by this prospectus will be borne by us; provided, that we will not be obligated to pay any underwriting fees, discounts, or commissions in connection with such registration or any brokerage commissions or taxes associated with sales by the selling shareholder or any legal, accounting or other expenses of the selling shareholder.



     The IT Group, Inc. and each of its subsidiaries that filed bankruptcy reorganization proceedings under Chapter 11 of the United States Bankruptcy Code are in the process of formulating a plan of reorganization that will govern distributions to certain holders of allowed claims and interests against The IT Group, Inc. and those subsidiaries. Until the approval of a plan of reorganization by the United States Bankruptcy Court, The IT Group, Inc. is unable to determine which holders of allowed claims and interests will receive proceeds of the sales of the shares offered hereby.


     The following table sets forth the name of and the number of shares of common stock beneficially owned by the selling shareholder prior to the offering, the number of shares of common stock offered by the selling shareholder, and the number of shares of common stock that will be owned by the selling shareholder upon completion of the offering or offerings pursuant to this prospectus, assuming the selling shareholder sells all of the shares of common stock offered hereby. The selling shareholder may, however, elect to sell less than all (including none) of the shares of common stock offered by this prospectus. The percentage ownership information presented below is based on shares of common stock outstanding as of May 23, 2002.


                                                                                  BENEFICIAL
                                        BENEFICIAL OWNERSHIP                   OWNERSHIP AFTER
                                         BEFORE THE OFFERING                     THE OFFERING
                                        ---------------------   SHARES TO BE   ----------------
NAME OF SELLING SHAREHOLDER               SHARES     PERCENT        SOLD       SHARES   PERCENT
---------------------------             ----------   --------   ------------   ------   -------
The IT Group, Inc., on behalf of
  itself and certain of its
  subsidiaries(1).....................  1,671,336      3.9%      1,671,336       0         0


---------------


(1) The IT Group, Inc. is the record holder of the 1,671,336 shares set forth in the table above. The following subsidiaries of The IT Group, Inc. are signatories to the registration rights agreement that obligates us to register for resale the shares of common stock offered hereby: 37-02 College Point Boulevard, LLC, Advanced Analytical Solutions, Inc., E-Com Solutions, Inc., Empire State I, LLC, Empire State II, LLC, Evap Technologies, LLC, Evergreen Acquisition Sub I, Inc., Groundwater Technology, Inc., IT C&V Operations, Inc., IT E&C Operations, Inc., IT Environmental and Facilities, Inc., IT International Holdings, Inc., IT International Investments, Inc., IT International Operations, Inc., IT Investment Holdings, Inc., Jernee Mill Road, LLC, KIP I, LLC, Landbank Acquisition I, LLC, Landbank Acquisition II, LLC, Landbank Acquisition III, LLC, Landbank Environmental Properties, LLC, Landbank Remediation Corp., Landbank, Inc., Landbank Wetlands, LLC, Marconi Wartburg, LLC, Millstone River Wetlands Services, Inc., Northeast Restoration Company, LLC, Organic Waste Technologies, Inc., Otay Mesa Ventures I, LLC, PHR Environmental Consultants, Inc., Raritan Venture I, LLC, The Dorchester Group, LLC, U.S. Wetland Services, LLC, Whippany Venture I, LLC, Wyckoff's Mills, LLC, American Landfill Supply Co., Inc., Benecia North Gateway, LLC, EMCON, EMCON Industrial Services, Inc., Enterprise, Environmental & Earthworks, Inc., Fluor Daniel Environmental Services, Inc. (FDESI), Gradient Corporation, IT Alaska, Inc., IT Baker LLC, IT Corporation, IT Corporation of North Carolina, Inc., IT -- Tulsa Holdings, Inc., ITGTech, Jellinek, Schwartz & Connolly, Inc., JSC International, Inc., Kato Road, LLC, Keystone Recovery, Inc., LFG Specialties, Inc., Monterey Landfill Gas Company, National Earth Products, Inc., Northern California Development Limited, OHM Corporation, OHM Remediation Services Corp., OHM Remediation Services of Canada, Ltd., Pacific Environmental Group, Inc., Sielken, Inc., Submerged Lands, LLC, W&H Pacific, Inc., Wehran New York, Inc., HL Newhall, LLC, and Chimento Wetlands I, LLC. None of these subsidiaries owns of record or beneficially any of the 1,671,336 shares set forth in the table above, but a portion of the proceeds of the sales of those shares may be distributed by The IT Group, Inc., if approved by the bankruptcy court as described above, (i) to these subsidiaries to be used to satisfy certain allowed claims and interests against these subsidiaries or
    (ii) to the holders of such claims and interests directly for the benefit of these subsidiaries.

     The selling shareholder has not had during the past three years any position, office or other material relationship with us or any of our predecessors or affiliates.



     Only the selling shareholder identified in the table above may sell the shares set forth opposite its name in the table under the registration statement. Prior to any use of this prospectus in connection with an offering of the shares of common stock by any holder not identified in the table or with respect to shares of common stock not shown in the table, this prospectus will be supplemented to set forth the name and number of shares of common stock beneficially owned by the selling shareholder intending to sell such shares and the number of shares of common stock to be offered. The prospectus supplement will also disclose whether any selling shareholder selling in connection with the prospectus supplement has, during the three years prior to the date of the prospectus supplement, had any position, office or other material relationship with us or any of our predecessors or affiliates if this information has not been disclosed in this prospectus.


                              PLAN OF DISTRIBUTION


     We are registering the sale of these shares pursuant to a registration rights agreement dated as of May 3, 2002, which we entered into in connection with our acquisition of substantially all of the assets of IT Group. Shares may be sold or distributed from time to time by the selling shareholder. The selling shareholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The selling shareholder may accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.


     The selling shareholder may offer its shares at various times in one or more of the following transactions:

     - in underwritten transactions;

     - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

     - in transactions involving cross or block trades or otherwise on the New York Stock Exchange;

     - in transactions "at the market" to or through market makers in our common stock or into an existing market for the common stock;

     - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

     - through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

     - in privately negotiated transactions;

     - in transactions to cover short sales; or

     - in a combination of any of the foregoing transactions.

     The selling shareholder also may sell its shares in accordance with Rule 144 under the Securities Act of 1933.

     From time to time, the selling shareholder may pledge or grant a security interest in some or all of the shares owned by it. If the selling shareholder defaults in performance of its secured obligations, the pledged or secured parties may offer and sell the shares from time to time by this prospectus. The selling shareholder also may transfer and donate shares in other circumstances. The number of shares beneficially owned by the selling shareholder will decrease as and when it transfers or donates its shares or default in performing obligations secured by its shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling shareholders for purposes of this prospectus.

     The selling shareholder may sell short the common stock. The selling shareholder may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales. The selling shareholder may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling shareholder, including positions assumed in connection with distributions of the shares by such broker-dealers. The selling shareholder also may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, the selling shareholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling shareholder of the secured obligation, may sell or otherwise transfer the pledged shares.


     The selling shareholder may use brokers, dealers, underwriters or agents to sell its shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling shareholder or the purchasers of the shares of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling shareholder and any agents or broker-dealers that participate with the selling shareholder in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor the selling shareholder can presently estimate the amount of such compensation.

     If the selling shareholder sells shares in an underwritten offering, the underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in his or her ability to engage in market activities with respect to such shares. The selling shareholder, for example, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any shares of common stock by the selling shareholder. The foregoing may affect the marketability of the shares offered by this prospectus.

     We have informed the selling shareholder that it is legally required to deliver copies of this prospectus in connection with any sale of securities registered hereunder in accordance with applicable prospectus delivery requirements.


     We have agreed to pay certain expenses of the offering and issuance of the shares covered by this prospectus, including the printing, legal and accounting expenses we incur and the registration and filing fees imposed by the SEC or the NYSE. We will not pay brokerage commissions or taxes associated with sales by the selling shareholder or any legal, accounting and other expenses of the selling shareholder. In addition, we will not be obligated to pay any underwriting fees, discounts, or commissions in connection with such registration statement.


     We have agreed to indemnify the selling shareholder and its respective controlling persons against certain liabilities, including certain liabilities under the Securities Act of 1933. We will not receive any of the proceeds from the sale by the selling shareholder of the shares offered by this prospectus.

     In order to comply with certain state securities laws, if applicable, the shares offered by this document will not be sold in a particular state unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with, and, if so required, will only be sold in that state through registered or licensed brokers or dealers.


     The shares of common stock originally issued by us to the selling shareholder bear legends as to their restricted transferability. Upon the effectiveness of the registration statement of which this prospectus is a part, and the transfer by the selling shareholder of any of the shares pursuant thereto, new certificates representing those shares will be issued to the transferee, free of any such legends unless otherwise required by law.


                                 LEGAL MATTERS

     The validity of the issuance of the common stock under Louisiana law is being passed upon by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation). Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS


     The financial statements of The Shaw Group Inc. as of and for the fiscal years ended August 31, 2001, and 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.



     The financial statements of The IT Group, Inc. as of and for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth table sets forth all expenses payable by The Shaw Group Inc. (sometimes referred to as the "Company" in this Part II of the Registration Statement) in connection with the issuance and distribution of the shares of common stock. All the amounts shown are estimates, except the registration fee.

Registration fee............................................  $  4,687
Fees and expenses of accountants............................  $ 75,000
Fees and expenses of legal counsel..........................  $ 75,000
Printing and engraving expenses.............................  $100,000
Miscellaneous...............................................  $ 15,313
                                                              --------
          Total.............................................  $270,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 83 of the Louisiana Business Corporation Law or the LBCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another business, foreign or nonprofit corporation, partnership, joint venture or other enterprise. The indemnity may include expenses, including attorney fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 83 further provides that a Louisiana corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions except that no indemnification is permitted without judicial approval if the director or officer shall have been adjudged to be liable for willful or intentional misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against such expenses that such officer or directly actually incurred. Section 83 permits a corporation to pay expenses incurred by the officer or director in defending an action, suit or proceeding in advance of the final disposition thereof if approved by the board of directors.

     Pursuant to Section 83 of the LBCL, the Company has adopted provisions in its articles of incorporation which require the Company to indemnify its directors and officers to the fullest extent permitted by the LBCL.

     The Company has entered into indemnification agreements with its directors and certain of its officers which provide that the Company will, if certain conditions are met and the director or officer acted in accordance with the applicable and standards and subject to certain procedures and exceptions, indemnify the persons for claims, judgments and related expenses resulting from their services on behalf of the Company and its affiliated entities in any pending, threatened or completed action, suit or proceeding, whether civil, administrative or criminal, except where (1) the Company is prohibited by law from providing such indemnification; (2) payment of the indemnification amounts has been made under an insurance policy; or (3) the director or officer gained a personal profit to which he or she was not legally entitled including profits arising from the violation of certain securities laws.

ITEM 16.  EXHIBITS

     The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act or the Exchange Act as indicated in parentheses:


EXHIBIT
NUMBER                                    EXHIBITS
-------                                   --------
   4.1      --  Composite of the Restatement of the Articles of
                Incorporation of the Company, as amended through July 31,
                2001 (incorporated by reference to Exhibit 3.1 to the
                Company's Annual Report on Form 10-K for the fiscal year
                ended August 31, 2001).
   4.2      --  Amended and Restated By-Laws of the Company dated December
                9, 1993 (incorporated by reference to Exhibit 3.4 to the
                Company's Annual Report on Form 10-K for the fiscal year
                ended August 31, 2001).
 **4.3      --  Registration Rights Agreement by and between The Shaw Group
                Inc. and The IT Group, Inc. dated as of May 3, 2002.
   4.4      --  Series A Junior Participating Preferred Stock Purchase
                Rights (incorporated by reference to Exhibit 1 of the
                Company's Registration Statement on Form 8-A filed with the
                Securities and Exchange Commission on July 30, 2001).
 **5.1      --  Opinion of Kantrow, Spaht, Weaver & Blitzer (A Professional
                Law Corporation).
**23.2      --  Consent of Kantrow, Spaht, Weaver & Blitzer (A Professional
                Corporation) (included in Exhibit 5.1).
**24.1      --  Powers of Attorney (included on the signature page of this
                Registration Statement).


---------------


** Previously filed.


ITEM 17.  UNDERTAKINGS

     (a) The registrant hereby undertakes:

          (l) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
        Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan's annual report pursuant to Section 13(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by-law, contract, arrangement, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on the 17th day of July, 2002.


                                          THE SHAW GROUP INC.

                                          By:      /s/ GARY P. GRAPHIA
                                            ------------------------------------
                                                      Gary P. Graphia
                                               Secretary and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 17, 2002.



                      SIGNATURE                                             TITLE
                      ---------                                             -----



                          *                                President, Chief Executive Officer and
-----------------------------------------------------      Director (Principal Executive Officer)
                 J.M. Bernhard, Jr.




                          *                               Executive Vice President, Chief Financial
-----------------------------------------------------    Officer and Treasurer (Principal Financial
                   Robert L. Belk                         Officer and Principal Accounting Officer)




                          *                                               Director
-----------------------------------------------------
                  Albert McAlister




                          *                                               Director
-----------------------------------------------------
                   L. Lane Grigsby




                          *                                               Director
-----------------------------------------------------
                   David W. Hoyle




                          *                                               Director
-----------------------------------------------------
                John W. Sinders, Jr.




                          *                                               Director
-----------------------------------------------------
                  William H. Grigg



* By:    /s/ GARY P. GRAPHIA

     -------------------------------

             Gary P. Graphia


            Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                    EXHIBITS
-------                                   --------
   4.1      --  Composite of the Restatement of the Articles of
                Incorporation of the Company, as amended through July 31,
                2001 (incorporated by reference to Exhibit 3.1 to the
                Company's Annual Report on Form 10-K for the fiscal year
                ended August 31, 2001).
   4.2      --  Amended and Restated By-Laws of the Company dated December
                9, 1993 (incorporated by reference to Exhibit 3.4 to the
                Company's Annual Report on Form 10-K for the fiscal year
                ended August 31, 2001).
 **4.3      --  Registration Rights Agreement by and between The Shaw Group
                Inc. and The IT Group, Inc. dated as of May 3, 2002.
   4.4      --  Series A Junior Participating Preferred Stock Purchase
                Rights (incorporated by reference to Exhibit 1 of the
                Company's Registration Statement on Form 8-A filed with the
                Securities and Exchange Commission on July 30, 2001).
 **5.1      --  Opinion of Kantrow, Spaht, Weaver & Blitzer (A Professional
                Law Corporation).
**23.2      --  Consent of Kantrow, Spaht, Weaver & Blitzer (A Professional
                Corporation) (included in Exhibit 5.1).
**24.1      --  Powers of Attorney (included on the signature page of this
                Registration Statement).


---------------


** Previously filed.